Mail Stop 6010

						June 8, 2005


Jay Sargeant
Chief Executive Officer
EYI Industries, Inc.
7865 Edmonds Street
Burnaby, BC
Canada V3N 1B9

Re:	EYI Industries, Inc.
	Registration Statement on Form SB-2
      File May 27, 2005

Dear Mr. Sargeant:

	This is to advise you that we are not conducting a full review of the above registration statement. Please be advised, however, that we will not be in a position to consider a request for acceleration of effectiveness of the registration statement until we resolve all issues concerning our outstanding comments pertaining to your previous registration statement on Form SB-2, File Number:
333-
119106 (withdrawn April 26, 2005).

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	Please contact Daniel Greenspan at (202) 551-3623 or me at
(202)
551-3715 with any questions.

							Sincerely,



							Jeffrey P. Riedler
							Assistant Director


cc:	Clayton E. Parker, Esq.
	Kirkpatrick & Lockhart LLP
	201 South Biscayne Blvd., Suite 2000
	Miami, Florida 33131

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Jay Sargeant
EYI Industries, Inc.
June 8, 2005
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